

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Garett Miles
President and Head of Securitization
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Woodland Pointe Avenue
Herdon, VA 20171

> **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
> **Registration Statement on SF-3**
> **Filed January 12, 2023**
> **File No. 333-269194**

Dear Garett Miles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance